AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 30, 2008

                                       INVESTMENT COMPANY ACT FILE NO. 811-21285

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              _____________________

                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 1)

                MAN-GLENWOOD LEXINGTON ASSOCIATES PORTFOLIO, LLC
                ------------------------------------------------
                                (NAME OF ISSUER)

                MAN-GLENWOOD LEXINGTON ASSOCIATES PORTFOLIO, LLC
                ------------------------------------------------
                      (NAMES OF PERSON(S) FILING STATEMENT)

                       LIMITED LIABILITY COMPANY INTERESTS
                       -----------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                      -------------------------------------

                             KIRSTEN GANSCHOW, ESQ.
                MAN-GLENWOOD LEXINGTON ASSOCIATES PORTFOLIO, LLC
                        123 N. WACKER DRIVE, 28[TH] FLOOR
                                CHICAGO, IL 60606
                                 (312) 881-6500
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
   RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                  ____________________________________________

                                   COPIES TO:
                             MICHAEL S CACCESE, ESQ.
                 KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP
                          STATE STREET FINANCIAL CENTER
                               ONE LINCOLN STREET
                                BOSTON, MA 02111

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Man-Glenwood Lexington Associates Portfolio, LLC (the "Fund") relating to an offer to purchase (the "Offer") up to $17,500,000 of limited liability company interests ("Interests") in the Fund or portions thereof pursuant to tenders by members of the Fund ("Members") at a price equal to the net asset value of Interests as of December 31, 2007 and originally filed with the Securities and Exchange Commission on October 31, 2007, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at 5:00 p.m., Central time, on November 30, 2007 (the "Expiration Date"). Pursuant to the Offer, $12,490,485.05 of Interests were tendered and accepted by the Fund, at a net asset value of $12,490,485.05 as determined as of December 31, 2007.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           MAN-GLENWOOD LEXINGTON ASSOCIATES
                                           PORTFOLIO, LLC



                                           By:  /s/ John B. Rowsell
                                                -------------------
                                                John B. Rowsell
                                                          PRESIDENT

January 30, 2008